3900 Dallas Parkway, Suite 500

Plano, Texas 75093

April 13, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Justin Dobbie, Legal Branch Chief

Re:	Cinemark USA, Inc.
Registration Statement on Form S-4
Filed April 5, 2016
File No. 333-210613

Dear Mr. Dobbie:

Cinemark USA, Inc., a Texas corporation (the “Company”), and each of the subsidiaries listed on Appendix A attached hereto (collectively, the “Guarantors”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests the effective date for the above-captioned Registration Statement be accelerated to April 18, 2016 at 9:00 a.m. Washington, D.C. time or as soon thereafter as practicable.

The Company and the Guarantors hereby acknowledge that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company and the Guarantors from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company and the Guarantors may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 13, 2016

Securities and Exchange Commission

If you have any questions, or require any additional information, please do not hesitate to call me at (972) 665-1108 or Terry M. Schpok at Akin Gump Strauss Hauer & Feld LLP at (214) 969-2870.

Very truly yours, CINEMARK USA, INC.

By:	/s/ Michael D. Cavalier
Michael D. Cavalier Executive Vice President - General Counsel

APPENDIX A

GUARANTORS

Sunnymead Cinema Corp., a California corporation

Cinemark Properties, Inc., a Texas corporation

Greeley Holdings, Inc., a Texas corporation

Cinemark Partners I, Inc., a Texas corporation

CNMK Investments, Inc., a Delaware corporation

CNMK Texas Properties, LLC, a Texas limited liability company

Century Theatres, Inc., a California corporation

Marin Theatre Management, LLC, a California limited liability company

Century Theatres NG, LLC, a California limited liability company

CineArts, LLC, a California limited liability company

CineArts Sacramento, LLC, a California limited liability company

Corte Madera Theatres, LLC, a California limited liability company

Novato Theatres, LLC, a California limited liability company

San Rafael Theatres, LLC, a California limited liability company

Northbay Theatres, LLC, a California limited liability company

Century Theatres Summit Sierra, LLC, a California limited liability company

Century Theatres Seattle, LLC, a California limited liability company

Cinemark Concessions, LLC, a Florida limited liability company